To: The U.S. Securities & Exchange Commission

The Stock Exchange ... ty for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability wh... in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

ONGOING CONNECTED TRANSACTION WAIVER APPLICATION

On 8 July 2002, TVBSE and MBNS entered into an Agreement pursuant to which MBNS appointed TVBSE as its advertising agent responsible for advertisements and sponsorship sales of various channels broadcast by MBNS in Malaysia and Brunei from 16 April 2002 to 30 September 2004.

As the transactions under the Agreement are to take place on an ongoing basis for the duration of the Agreement, the Stock Exchange has granted a conditional waiver to TVB from issuing further press announcements in respect of the transactions thereunder subject to a cap amount of HK$20 million and other conditions as set out in the announcement on 8 July 2002.

It is anticipated that the cap amount of HK$20 million will be exceeded in the financial year of 2003 and TVB has applied to the Stock Exchange for another conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the transactions under the Agreement for the remainder of the term subject to a cap amount of the higher of HK$10 million or 3% of the Group's consolidated net tangible assets and other conditions as set out in the section headed "Ongoing Connected Transaction: Waiver Conditions" in this announcement.

Details of the Agreement will be included in the next published annual report and accounts of TVB during the continuance of the Agreement.

BACKGROUND

On 8 July 2002, Television Broadcasts Ltd. ("TVB") announced that its wholly owned subsidiary, TVB Satellite TV Entertainment Ltd ("TVBSE"), and MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS") entered into an agreement dated 8 July 2002 under which MBNS appointed TVBSE as its non-exclusive advertising agent responsible for the advertising and sponsorship sales of various channels broadcast by MBNS in Malaysia and Brunei from 16 April 2002 to 30 September 2004 ("Agreement"). After arm's length negotiation, TVBSE and MBNS agreed that TVBSE would be paid an advertising agency commission based on a fixed rate together with a pre-determined fixed amount which could be used to defray TVBSE's costs for establishing the sales team. As the transactions under the Agreement are to take place on an ongoing basis, TVB has applied for a waiver and the Stock Exchange of Hong Kong Ltd. ("Stock Exchange") has granted a conditional waiver on 19 July 2002 to TVB from issuing further press announcements in respect of the transactions thereunder subject to a cap amount of HK$20 million and other conditions as set out in the announcement on 8 July 2002.

REASONS FOR THE WAIVER APPLICATION

It is anticipated that the cap amount of HK$20 million will be exceeded in the financial year of 2003, hence, TVB has applied to the Stock Exchange for a new conditional waiver from strict compliance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") to issue further press announcements in respect of the transactions under the Agreement for the remainder of the term of the Agreement subject to a cap amount of the higher of HK$10 million or 3% of the book value of the consolidated net tangible assets of TVB and its subsidiaries ("Group") under Rule 14.25(1) of the Listing Rules.

BENEFITS OF THE TRANSACTION TO THE GROUP

By entering into the Agreement, TVBSE is able to generate additional revenue for the Group. The directors of TVB, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of TVB, and the Agreement is entered into in the ordinary and usual course of business and on normal commercial terms.

PRINCIPAL ACTIVITIES OF THE GROUP, TVBSE AND MBNS

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. TVBSE is principally engaged in provision of satellite and subscription television programmes and advertising sales services.

MBNS is a private company involved in pay satellite television, multimedia and interactive businesses and operates the pay television service in Malaysia and has licensed a MBNS affiliate for distribution of the pay television service in Brunei.

IMPLICATIONS UNDER THE LISTING RULES

MBNS is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS plc, which has indirect shareholding interests in two subsidiaries of TVB, being 35.7% of the issued share capital of Hsin Chi Broadcast Company Limited and 26.32% of the voting shares of TVB Publishing Holding Limited while TVB has indirect shareholding of 57.14% in Hsin Chi Broadcast Company Limited and of 70% in TVB Publishing Holding Limited. MBNS is accordingly a connected person of TVB and the Agreement constitutes connected transactions of TVB.

As the expected revenue receivable by TVBSE from MBNS under the Agreement represents less than 3% of the net tangible assets of the Group, no shareholder approval is required. Details of the Agreement will be included in the next published annual reports and accounts of TVB pursuant to rule 14.25(1) of the Listing Rules during the continuance of the Agreement.

ONGOING CONNECTED TRANSACTION: WAIVER CONDITIONS

TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements for transactions under the Agreement for the remainder of the term in respect of the continuing connected transactions thereunder (because it is burdensome to issue further press announcements for the remainder of the term). If granted, the waiver will be conditional on the basis that the aggregate amount payable by MBNS to TVBSE under the Agreement for each financial year of the Group shall not exceed the cap amount of HK$10 million or 3% of the book value of the consolidated net tangible assets of the Group as disclosed in its latest published consolidated accounts for each of the financial year ending on 31 December for the remainder of the term of the Agreement, whichever is the higher amount ("Cap Amount"). The waiver will also be subject to the following conditions:

(a) the transactions shall be:

  (i) entered into in the ordinary and usual course of business of TVB;

  (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

  (iii) entered into in accordance with the terms of the Agreement;

(b) the aggregate amount of the transactions under the Agreement for each financial year of the Group shall not exceed the Cap Amount;

(c) the independent non-executive directors of TVB shall review the transactions under the Agreement annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

  (i) the transactions have received the approval of TVB's board of directors;

  (ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;

  (iii) the transactions have been entered into in accordance with the terms of the Agreement; and

  (iv) the Cap Amount has been exceeded;

  and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions under the Agreement in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors of TVB referred to in paragraph (c) above; and

(f) TVB shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the Agreement are materially altered, or if the Group enters into new arrangements or agreements with MBNS in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the transactions under the Agreement belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements under the Listing Rules within a reasonable time.

By Order of the Board
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

4 December 2003, Hong Kong